Filed by Stifel Financial Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: KBW, Inc.
Commission File No.: 001-33138

Final Transcript

Final Conference Call Transcript

November 28, 2012 / KBW 2012 Securities Brokerage & Market Structure Conference

CORPORATE PARTICIPANTS

Ronald J. Kruszewski
Stifel Financial Corp. - Chairman, President and CEO

Thomas B. Michaud
KBW, Inc. - President and CEO

Thomas Michaud - KBW - President and CEO

Good afternoon and thank you, again, to everybody for joining us. I am Tom Michaud, Chief Executive Officer of Keefe, Bruyette & Woods and I'm delighted to introduce our next speaker. As many of you know, our firm and Stifel Financial have what we think is a really exciting transaction and we're delighted that Ron and the Stifel team are here, joining us at the conference today.

Ron Kruszewski, the CEO of Stifel Financial and my new future boss, is going to walk us through some background and slides on the recent financial performance of Stifel. I'm going to talk a little bit about the merger after Ron introduces it, and then we're going to be happy to answer some of your questions at the end. With that, I'm happy to turn it over to Ron.

Ron Kruszewski - Stifel Financial - Chairman, President and CEO

Thanks, Tom. Good afternoon. Our normal disclaimers are included here.  What I'd like to do today, actually, and many of you have seen this presentation, is I'll do a quick overview of Stifel, but what I really want to do is talk about the rationale for our merger with KBW, and frankly leave enough time for you to ask any questions that may be on your mind. About either our rationale, our integration approach, how we want to approach the market and, again, whatever questions that you as investors or clients of our firms and soon to be combined firms may have.

Our overall business plan at Stifel has been to grow our company both through organic growth and through acquisitions. As I look at the numbers, our acquisitions have made up about 55% of our growth. Of course, each acquisition provides the platform for organic growth, so it's sometimes hard to measure which is first, the chicken or the egg, organic versus acquisition.  Our overall business model has this very premise, our company is unburdened by too much leverage or the regulatory constraints or any of the number of things that are going to change the large business model.

We are unburdened by those, and we believe that we can grow into the restructuring of the financial services industry. It's a very basic concept, but I believe the largest firms in our industry will tend to shrink certainly headcount. In financial services, I think when you shrink headcount, you feed market share, and we are a firm that has increased headcount each and every year. This year should be our 17th consecutive year of record revenue, and I'm not sure if anyone else can really say that.

This chart sort of shows how I view it, in that we're growing into the void that was created through the financial meltdown of 2008. In that, I believe we're not a bulge bracket firm, but we have the scale and balance of revenue that allow us to make investments such as our merger.

I think it's very difficult to be an institutional boutique in this market. I do think scale matters, and I believe that we are positioned, with the size, scale, stability. Our global wealth management business, which is a $1 billion business provides us a lot of stability to our business model.

We have been and continue to be a growth story. If you look at any of these charts, since 2006, even if you go back to 2004, our revenues were $250 million, but we've grown revenues 26%, net income 23%. You can look at all the numbers, but I think this is important. As top line growth, we have just demonstrated per share growth. I actually focus more on earnings per share, and book value per share as very important measures. In doing deals it is important to not only grow, but grow on a per share basis - i.e. make it accretive for our shareholders.

Each merger to this day has been accretive to Stifel, starting with Legg Mason Capital Markets, which we did in December 2005. In each one of these deals, I can tell you that the key people, the retention has been extremely high. Legg Mason, Ryan Beck, we acquired a bank that had about $100 million in assets in 2007.. It was actually a bad time to buy a bank. We fortunately bought a small enough bank that it didn't really matter.

Today it's approaching $3.5 billion, very nice profitability, high asset quality. Very, very few loan problems, and in fact really none in the bank. We acquired Butler Wick, which was basically an Ohio-based firm. Almost every single person still with us with Butler Wick. You'll remember our opportunity to buy 56 UBS branches, which was in the private client. I think it was 335 advisors. We've had virtually no attrition out of those branches. They like our model. They've been with us.

Thomas Weisel Partners was a thought process that we've had. If I've taken some criticism as we've done these last few deals, it's that they've been on the institutional side, versus the global wealth management side. I'll address that by saying that the type of firm we're trying to build requires both an institutional arm and a private global wealth management arm. It'd be very difficult to get to 4,000 advisors without being a firm that can do muni bond offerings, technology offerings, FIG offerings.

Being a bank, we need to be in the institutional space. I think the institutional space is difficult today, but my view is that it will not forever be difficult, but Thomas Weisel Partners allowed us to put a pillar down in our investment banking model on technology. If you're going to build a middle-market investment bank, I think you need to be in technology, and that's what that did for us.

Retention has been very high, and the business that we have gotten in our investment bank out of the technology and Thomas Weisel Partners has made that deal accretive to us in a number of ways.

It's almost lost that we did Stone & Youngberg. We've kept everyone in Stone & Youngberg. We have gone in the last four years from being 29th in national negotiated underwritings to ninth or tenth .In that deal, everyone is with us. It has been a very nice transaction. We did not do a California negotiated deal at Stifel, and in 2011, we were the number one negotiated underwriter in the state of California, so that deal has gone very well. That's fully integrated and very accretive to Stifel.

Then, most recently, obviously, if you're going to put a pillar in the ground on technology as you're building an investment bank, I think a pillar in the ground with financial institutions is equally important.

We believe that for the middle-market focus at technology with Weisel and now with my new partners from KBW the ability to really focus on the middle-market and even more upstream in financial services provides us a solid foundation to continue to build what has been our stated goal to be the premiere  middle-market investment bank in the country.

Each one of these transactions have gone very well. Of course, you're only as good as your last transaction, but I am confident that the integration will go equally as well. The one thing I will say about each one of those, I'm often asked the question as to how we are able to effectively integrate as well as we have, and the answer to that is that we do it before we announce the deals. We understand where we are before we ever do the deal and in the case... I remember talking with Tom, and he said, "Well, Ron, how do you do it?"

I said, "Well, Tom, you'll have approximately three days to go to your top 90 people and get them to sign up for this deal, and then we'll see how good of a salesman you are because we're going to explain our plan and you're going to get the key people to sign up." Sure enough, first of all he said I was crazy, but then when we went to do it, you did it and I think we're at 94 people out of 95 or 96. I still don't know where those other two people are. I want to meet them.

That is the hallmark of every deal in that the key people see the benefit of the deal before we announce it to the street. It doesn't do any good to announce it to the street, and then have the key people question the merit of the deal. We have some challenges on each one of these transactions, but I think the seeds of a successful integration that I've seen on the previous nine are in place in the KBW transaction.

As it relates to our balance sheet, our balance sheet simply facilitates our growth. We've grown our assets from $1 billion to $6 billion, while we've grown our capitalization from $300 million to $1.7 billion. I actually think we're overcapitalized today. We intend to introduce a little bit of leverage with this KBW transaction, but as you can see, our leverage ratio has gone from four times in the broker-dealer, which is the blue, to two times in the broker dealer, and the leverage is in the bank. That's where it should be. That's where the more illiquid assets are held. That's where the stable funding is, so I don't often worry about liquidity crunches in the broker-dealer and that's where many of the stresses come from.

We're very under-levered in our broker-dealer, and obviously book value per share is an important measure in a financial institution, and we've grown that consistently. Our performance on the stock basis, as we have done, ten acquisitions. We've done it while increasing shareholder value significantly. We've trailed since the beginning of the year, but over the longer term, 2007 over the last ten years, I think that our growth has resulted in increased shareholder value.

Our initiative, simply opportunity to drive our growth. KBW was an opportunity that we were not going to pass on. It is the premiere financial institution specialist, I think in the world and not just the United States. It is to attract and retain our talent. We want to and we will expand our private client footprint in the United States. This deal will help us do this. I can't tell you the number of phone calls from advisors who sound so excited to have that capability now with bank research. They want to talk to us about joining.

Fixed income is a huge opportunity. I saw when we looked at our other acquisitions how fragmented the fixed income business is. Particularly in depositories, we started to build that out before I ever had any discussions with Tom. I think we've hired 60 people to build on our depository fixed income business. We're going to couple that with the relationships KBW has and go after what I believe are significant revenue enhancements that will occur in fixed income.

They will more than offset the revenue dis-synergies that we'll have in the equity flow business. We will have some. We know that, but we're confident about our ability to grow our fixed income business. Obviously this enhances our investment banking capabilities. We're going to continue to grow Stifel Bank with a focus on asset generation.

We're going to continue to look at asset management. I've always looked at asset management deals, but I've never found one that provides the returns necessary to enhance our shareholder value. We will and we have approached all of our acquisition opportunities with discipline. That's what we've done and that's what we'll continue to do.

The quarter, note to self, do not report an excellent quarter at the same time you announce a large acquisition because no one gives a hoot. We'd had a very good quarter, especially concerning what the street was expecting. We earned $0.60, and that included $0.09 a share for our Knight transaction investment, which actually got better today, but it was a very good quarter all in all with margins approaching 15%. This is in an environment where the institutional business was struggling.

We are not cutting our institutional business to try to match revenues with the current environment. We believe there will be a turn, and we are still profitable, but we are accepting margin compression in our institutional business. But you see revenues up, $420 million in revenues, up 25%, obviously huge increases in net income.

It was a very good quarter across all metrics. As I said, we're on track for another record year. I believe it'll be our 17th consecutive record year in net revenues. We're up 13% for the year, and obviously, again, net income up very nicely.

I won't spend a lot of time on the sources of revenues, other than to say that what you see is what we're experiencing on the street. That is a pressure on the commissions line that's mostly in the equity flow business .People say, "Well, what do you think about that?" I say there have been, roughtly, 25 months or 26 months of declines and equity flows, $330 billion flowing out of equity funds.  That business is challenged by the overall investment demographics that are going on, but that will change. I've witnessed flows of money going into fixed income and not equities, but we get some of our policy initiatives in Washington handled, and I believe that you'll see a return of flow to equities.

The risk premium between the ten-year bond yield and the yield on the S&P 500 is still way too high in any growth scenario. If we get some confidence I think we'll see a change in the equity flows, and I think that will change the flow business. We won't always be in the malaise that we are today.

I've been pleased with our investment banking arm. As you can see we are $73 million in banking. Part of that is Stone & Youngberg and the success we've had there, but all in all, a pretty good source of revenues, which to me, and consider what the industry showed, just shows that we're gaining market share. That's how I would look at that.

On the expense side, we strive for 15% margins. That's generally where we were, although we did have the Knight investment, which did help, but all in all a very good quarter.

Our global wealth management business, as you can see, on the quarter annualizes at a $1 billion business, very high profitability. The institutional gross margins are under pressure, but I believe that with a better market you'll see a lot of leverage in that business. Our other segment is really where we contain the overhead in the firm, and that's all within our model.

In the end, what I've shown at the end of the second quarter, I wanted to make the point that we have made investments primarily in hiring fixed income professionals and opening new private client offices and dealing with some underperforming businesses. I laid that out in each quarter, those identified business and what the impact has been, and you can see it's gone from $0.07 impact in Q1, $0.06 in Q2, to $0.02 in Q3, and you'll see the ramp in revenue.

An important message here is that while we invest and accept margin compression, each of these businesses we expect to be contributors to our profitability. You will see that line item go from 29, we believe those revenues will increase and they'll become profitable. Our legacy business, X these investments for the nine months right in line with what we want, 15.5% margins, and then you'll see we take about two points compression for our investments.

Just a way as how I look at the business, I wanted you as our investors to understand that unlike many of the street, we are not retrenching. We are adding capabilities because we see the ability to gain market share and we believe that we're not only investing, we're investing that's going to increase our earnings per share and our valuation.

With this, I want to jump - and Tom, I've asked you to talk about our merger. I'll start by just talking about what we think we've done here. We think we've created a dominant firm in financial services in investment banking, research, and sales and trading.  Importantly fixed income is something where I believe you're going to see some real synergies. We think it's complimentary across banking. We think that obviously there are significant synergies.

We do know how to take redundant costs out of the system, but we're not dealing with client-facing changes. If you're a client of our firm, you're going to deal with the same people you've always dealt with. I'm sure I'm going to get some questions about does that makes sense from an integration perspective.

I think it makes all the sense in the world in terms of our ability to deliver the premiere financial services through a specialized sales force. We believe it makes a lot of sense. To the extent people think it's not efficient, from my perspective it is, and that we have a pool of compensation and we actually have more people on the ground delivering our product, especially people knowledgeable about the product.

We also believe, as I said, this leverages our global wealth management business, and this is going to be accretive to our recruiting process. In fact, it already is, so we think that makes sense. Tom, you can tell me what you thought about Stifel, as long as you're complimentary.

Thomas Michaud - KBW - President and CEO

Sure. We've competed against Stifel for many years, and as a matter of fact, Stifel at times has been a client of the firm. We advised Ron and Stifel on the Legg Mason transaction. We've worked for Ron to help them raise capital, so we knew the firm very well. We absolutely believe and I believe that both firms are stronger with this combination. There are a lot of great assets that Stifel brings to KBW in terms of serving our clients.

In particular, we're really excited about the 2,000 folks who are in the global wealth management business. Like Ron said earlier, we think that we're going to accelerate our efforts by many years in the fixed income business with the tools that the team at Stifel had already built. We think that just the breadth of the company is going to help us tremendously.

Like Ron said, we're looking to put a great team on the field. You take the core KBW franchise, and you add the customer-facing folks from Stifel, we think we're going to add a dynamite team on the field to work together to build what we hope will be the preeminent middle-market investment banking firm in the country.

Ron Kruszewski - Stifel Financial - Chairman, President and CEO

I get asked, "Ron, you have a very broad-based research platform, but in financial services you swim at five feet and KBW swims at 200 feet in terms of their understanding of a lot of these middle-market companies"  I looked at it and what I see in many cases is number one - number one advisor to U.S. financial institutions, number one manager of equity offerings, 390 U.S. stock covered very well.

When I looked at it - and I talk about pillars in the ground in financial services - this was a franchise, which we simply couldn't pass on as long as we could financially engineer it correctly, which I believe we have done. I think that we saw the benefits almost immediately of why this could make sense.

From a business mix, I've always said 55% to 60% global wealth management. Everyone wants me to be 80% global wealth management. They say that's where all the value is. I can't build the global wealth management business to the extent we want to build it without having an investment bank, so that's part of the message.

I won't spend a lot of time on the transaction details.  The only thing I want to point out is KBW had excess capital, so when you look at the way that I looked at it and I talked to Tom, we're just dividending the excess capital ahead of time, that $250 million to $300 million of excess that we believe can help finance the transaction. I'll talk about how we looked at it later.

The rest of it, I think, is all out there. I think one of the questions that I was asked was why did our registration statement have more shares than I talked about in the investment presentation and if those two documents have different purposes? The biggest difference in the shares was that our registration proxy statement assumed that these shares will be issued at the bottom of the collar, which we have to do. We have to register enough shares. That would be the maximum shares we would do.

My investment presentation assumed $32, which was the close price prior to announcement. The registration statement assumes $29, which is the bottom of the collar. Then, I think the rest, I'm pleased at the way we're going to do this. Tom will remain CEO and he will join our board.  We will be two brands facing the marketplace, but behind the firms, we're going to be a tightly integrated firm. We're partners. We're going to approach the marketplace together. When we break huddle in the morning, we're going to have two morning calls, one on our other thousand companies and one in financials, which is significant.

In terms of approval and timing, I think it comes down to when we filed our proxy statement. The next item will be whether we're going to get reviewed, and then after that is all clear, then we'll have to have a shareholder vote.  So, there's a little bit of time in which I can't predict, but I would like to think this we closed in 2013, and maybe even relatively early in 2013, depending on how things go.

This is how we looked at taking out the excess capital and looking at how we view the purchase price. When you adjust it, it's like looking at a bank that's over-capitalized. You have to take out the excess capital and view it as a dividend. We believe when you do it that way, then our metrics were compelling.

We believe this transaction is accretive to both EPS and book value per share. We wanted to talk about our returns. I've got a lot of questions about these returns. We believe that we're in a trough period of activity. Revenue, Tom, we'll not predict, but it's the annualized $240 million to $250 million of revenue. We were looking at this transaction at these revenue levels, as to whether or not it could be accretive and the way to think about it is if we assume 9 million shares incrementally outstanding, and our current estimate today is $2 and change.

Without growth, to be not dilutive, can we earn $18 million after tax on this investment, and I think we can. That's the way I look at it, and after the cost and what we do with compensation, I believe we can. Any growth on the upside, I believe will be accretive, so we believe we have attractive returns on a cash-on-cash basis.

Tom, you were telling me that, "Ron, it's a good time to invest in financial services."  We are kind of all in right now.

Thomas Michaud - KBW - President and CEO

You did. You picked a good one.

Ron Kruszewski - Stifel Financial - Chairman, President and CEO

All right, well you can maybe give the view that we've been looking at a rebound in financial services for four years now, and I do think the foundation is there.

Thomas Michaud - KBW - President and CEO

If you look at some of the catalysts that we think that could be helpful on a go forward basis, number one is consolidation. We've seen a pickup in M&A activity year-over-year. There are a lot of discussions concerning what is happening in the industry. We think we're going to have a very meaningful presence in that. We think that that's one of the catalysts. We do think that the operating environment, especially the slow interest rate environment is going to continue to be challenging for banking companies, which we think could also encourages consolidation.

Credit is continuing to improve, and that historically has been a favorable signal for investors as well as for consolidation. Also, we think there's still going to be capital raising that occurs, not only in banks, but in other financial companies as they look to take advantage of some of the changes that are happening around the mortgage market in particular, and in the specialty finance area.

Then, the stock performance, financial stocks, broadly speaking, have not outperformed the S&P 500 since 2006. I know we still have some more time left for this year, but it looks like this year financial stocks are going to outperform. If that continues, that's going to be an environment that's very helpful for our space.

I would echo what Ron said earlier in terms of the unprecedented degree that equity assets have flown out of domestic long-holding funds.  To the extent that you get any turn, that's going to be incremental very positive for our institutional cash equities business. Then the chart that's on the bottom-right -shows what Ron talked earlier about building a premiere middle-market investment banking firm.

The two biggest sectors in the market historically have been technology and financials, and this is just a history of where financials have historically registered in terms of a fee potential for investment banking firms. In terms of on the next page, many of you, I think, know us very well, but we historically have had a very good presence in the NASDAQ market for trading. We've put a lot of effort into training a specialist sales force, which we think is a competitive advantage.

We think that the way that this deal is designed with a separate brand, all those services are going to continue to be offered to our clients. We're very much looking forward to what we can do together on the capital markets side. We both - we'll show you in a moment - have had a great track record in doing underwriting, but we think together we'll be much stronger in being a book run manager.

Ron Kruszewski - Stifel Financial - Chairman, President and CEO

We think from an operating perspective, this adheres to our philosophy of building out and staying focused within our firm.  The way I look at the business is our institutional -group will be one firm, but we're going to approach financial institutions as the experts within the firm. That's a $250 million to $300 million business. Our institutional business today is approximately a $600 million business, and we have a $1 billion global wealth management business.

All those businesses are overlaid against our infrastructure, which we have built-out and we've added the client-facing aspects of all nine of our previous acquisitions on an overhead structure that allows us to maintain key people, continue to provide client service, maintain revenue, yet, take out redundant cost. That's simply what we've done for the last ten years.

If you look at what I think is very important, I've been asked this question, "Why won't you integrate? Why don't you immediately put everything together?" My answer is simply, why would you take the premiere specialist with the knowledge that's there in sales, trading, and market depth, and eviscerate that to one end? It makes no sense to me to do that.  We believe it's a very simple integration plan.

Our challenge is to make sure that the street - you, the users - understand how we're going to deliver our research, and make sure that we are paid for our research. We'll be out talking to you about how we think about that. Hopefully, you'll support us because at the end of the day I believe we are providing much more service to the buy side in this model. The way we're approaching it is investing in our service to the buy side. We think maintaining the brand and doing it the way we presented, while still being one firm is the best approach.

The next couple of charts, I don't want to spend a lot of time on, but obviously it's always fun to see that we'll be the number one provider of domestic U.S. research in the country with tremendous coverage, not only in FIG, but in the S&P 500. Again, we're number one in FIG equity coverage, number one in depositories with 427 companies, and number one overall in the United States.

In terms of trading, we continue to build our trading capability. This just shows how we're trading and how we'll trade on a combined basis. We think this is very important. In terms of all managed equity offerings since 2005 on a combined basis and all managed, we'll go to seven. I don't think a few years ago we were in the top 20. In terms of bookrun equity offerings, in our view of the world, where we can really gain market share is less than a $500 million market cap. This combination would make us number two in that.

We see real leverage just in the ranking tables. Do you want to talk about financial services, Tom?

Thomas Michaud - KBW - President and CEO

Sure. If you look at some of the league tables in terms of depository, which are the banks, for IPOs and follow-ons, we've had an excellent market share, the number one player in that business. Now with the addition of the number three player, Stifel, to our team, we think we've got a great footprint, which I think shows that we can deliver on future bookrun mandates.

If you look at financial advisors, it's the same thing to the right. It's very hard to measure this business on a quarter-by-quarter basis, but if you look over a sustained period of time, you'll see that we had had the number one market share. But with the addition of Stifel we now have a clear number one market share.

Then, you can see in conversions, at the bottom right, where we had been the number one conversion agent in the country in terms of number of conversions managed, whereas Stifel had been the number one conversion underwriter in terms of proceeds. Together we think it's just an excellent franchise, and I do believe that going forward you're going to see more conversion activity in the future, so we expect to have a very robust effort in the United States.

Ron Kruszewski - Stifel Financial - Chairman, President and CEO

We obviously look at overlap. There is some overlap. We've built that into our model.  There's not much overlap usually in M&A. You're either on one side or the other.. On capital markets, we've looked at how we overlap and we believe net/net that we are going to get more bookrun business. That's where all the economics are. We believe we will be in more significant together.

Thomas Michaud - KBW - President and CEO

What's interesting, too, is that we had a little bit more strength in insurance, and Stifel had had a little bit more strength in BDCs, so now we're going to have both of those talents under one roof and we're excited about that.

Ron Kruszewski - Stifel Financial - Chairman, President and CEO

Right. I talked about it won't be labored again, I will just tell you that I believe that the combination of the historical relationships with the decision makers and depository institutions, which are generally the CEO and the CFO are also heavily involved in the fixed income portfolio. Combined with the thrust that we have made in depository is going to make us a very significant entrant to the fixed income business to depositories.

Obviously, also I've always said it's already helped us on just the profile for recruiting financial advisors. We've grown to over 2,000 today. Every day we're growing our global wealth management business. With that, I think what we want to do is open it up for questions.

Question

With Stifel's existing institutional business, research and everything, you're going to keep that separate? Where does the Ryan Beck brand stand today? Is that still around or is that integrated?

Ron Kruszewski - Stifel Financial - Chairman, President and CEO

The Ryan Beck brand is in many ways still around. I'm sure there are some private client groups that might still use Ryan Beck and Stifel brands. If it's important in that marketplace, we'll do it, but we don't maintain the Ryan Beck brand separately. Our goal is to create a more dominant FIG practice.

As it relates to historical Stifel, we will still cover 900 companies across all verticals. I believe that we also need to do a deeper dive in some of the middle-market companies because this is going to provide better services on our other research.

Thomas Michaud - KBW - President and CEO

Is there another question? Chris?

Question

Ron, you mentioned that you're getting phone calls from financial advisors as a result of the KBW merger. I'm just curious, what are you hearing from them about what they find attractive about KBW?  Further on the private client side, is that a good distribution outlet, do you think, for the fixed income business and for new preferred offerings?

Ron Kruszewski - Stifel Financial - Chairman, President and CEO

All right, two questions. The first being, probably the dominant investment in a private client portfolio is a financial institution - the local bank, the community bank, and financials in general. If you're talking about individual stocks, financial institutions are a staple of many private client portfolios.

The idea that there's research on community and local regional institutions has a lot of appeal to private client investors that can talk about them. They may know the process.  Our ability to have a deeper dive in technology helps those investors that like technology. The financial advisors that like financial institutions, and there are a lot of them, we became a lot more attractive to them.

As it relates to your second question, clearly the one place that we actually could beat KBW was on any transaction that had a component where global wealth management had the ability to place product.  This was an advantage. I would often say, KBW is a great firm, but they can't place any retail.

Thomas Michaud - KBW - President and CEO

Institutional, we do OK.

Ron Kruszewski - Stifel Financial - Chairman, President and CEO

You do OK, but the point is that when I talked to the bankers, one of the things they're excited about is they don't have to be at a disadvantage. We're adding distribution capabilities to a specialty firm, so our ability to do yield products, preferred, and baby bonds coupled with their relationship is going to be powerful.

Thomas Michaud - KBW - President and CEO

Thank you. Another question?

Question

You said at the beginning of the presentation that you were looking at maybe adding some more senior debt to your capital structure, if I heard that right. Is that right?

Ron Kruszewski - Stifel Financial - Chairman, President and CEO

I don't think I said that. I think what I said was that our ability to finance this transaction because we've already added senior debt, so when we looked at them, we had already done a bond offering ourselves at the beginning of this year. So, we already had the capital to finance this transaction, and we are utilizing KBW's capital. I think what I said was that this transaction provides us an ability for financial engineering with what we do in the open market, plus the excess capital. This transaction allows us to adjust our overall leverage.

I think we're under-levered as an organization, relative to driving ROE, so this will give us an ability to turn that dial a little bit.

Thomas Michaud - KBW - President and CEO

Any other questions?

Question

Are there other verticals you want to expand?

Ron Kruszewski - Stifel Financial - Chairman, President and CEO

Well, we have a significant presence in technology through Weisel, and then we were already in FIG, but the ability we see in the combination of the two FIG practices to be a dominant middle-market FIG group. Today, we have an energy practice. We have an aerospace and defense. We have a transportation practice. We have a consumer practice. I'm sure I'm forgetting others.  Our goal is to build a premiere middle-market investment bank to deal with capital raising and advisory for middle-market companies.  We believe that the restructuring that's going to occur in the largest firms is going to create opportunities to service middle-market clients.

With the restructuring at the larger firms, we believe we can grow into that role and gain share. That's why we're growing into a market that is frankly dismal.

Thomas Michaud - KBW - President and CEO

What's interesting about our footprint is that our median research coverage market cap is about $1 billion, so we've always thought of ourselves not only as a financial specialist, but in many cases we were a mid-cap specialist as well.  Many companies in our vertical were around that $1 billion market cap, so it just sits up very well with the approach of the combined companies.

Ron, I'm going to ask you a question.

Ron Kruszewski - Stifel Financial - Chairman, President and CEO

One question. It better be a good one.

Thomas Michaud - KBW - President and CEO

You sit on the board of SIFMA. We were just talking about the fund flows, which is really extraordinary. If you'd asked me three years ago would the fund flows look like this, I know I wouldn't have predicted it. What is the industry thinking about what's happening in the retail community about investing in the U.S. equities?  What are sort of the key things that we need to look for?

Ron Kruszewski - Stifel Financial - Chairman, President and CEO

I do sit on the SIFMA board, but I do not want this to be a SIFMA position. I believe the industry has found a way to proverbially shoot itself in the foot continually on the things that it does to impact investor confidence. What I'm the biggest proponent on - well, not the biggest, but my biggest focus at SIFMA is that I believe the top three priorities for 2013 should be: (1) investor trust and confidence, (2) investor trust and confidence, and (3) investor trust and confidence. The LIBOR scandal, high frequency trading, the flash crash, Facebook, and what happened at Knight, those all have a negative effect on investor confidence.

When I talk to investors I say, "You've got this distribution and you are putting it in a bond fund that's yielding 180 bps.  What are you doing?" They sit there and say, "I don't have confidence that the equity game isn't rigged." I believe the industry needs to focus on the fact that we do not lose a generation of investors because of these events, which undermine investor confidence.

High frequency trading, simply we need to do something about it. Speed versus market crashes, there's no contest. Slow down the speed versus create a flash crash. I actually think what I'm encouraged about is there's some traction on this now. I just saw a whitepaper on high frequency trading that talked about these kinds of issues.

I think the industry needs to look at the equity flows and take that as a vital sign of the health of the industry, and we will know that we're succeeding in getting back confidence when we see net inflow into equity.  When our clients have new funds to invest I think that'll be a good time for the industry. It'll be a very good time for our business model.

Thomas Michaud - KBW - President and CEO

Terrific.

Ron Kruszewski - Stifel Financial - Chairman, President and CEO

Let me end with this, and I just want to say one thing that I've also been asked. As we always do, we will come out near the close of the merger and we will show our expectations for cost saving, how we'll roll them out, what the time ramp is, final analysis, common cash versus stock, and we'll do that as we have on every other previous transaction. I've been asked that question a lot today.

I look forward to what I believe will be another successful partnership with you, Tom, and your partners. I hope all of you continue to conduct business with KBW and Stifel..

Thomas Michaud - KBW - President and CEO

Well, thank you Ron for joining us. Thank you for those nice words, and thank you all for joining us.

Cautionary Statement Concerning Forward-Looking Statements

Statements that relate to Stifel Financial Corp.'s (the "Company") or KBW, Inc.'s ("KBW") future plans, objectives, expectations, performance, events and the like may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Future events, risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain KBW stockholder adoption of the merger agreement or the failure to satisfy other conditions to completion of the merger, including required regulatory and court approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of KBW's business and operations with those of the Company may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to KBW's or the Company's existing businesses; (5) the challenges of integrating and retaining key employees; (6) the effect of the announcement of the transaction on the Company's, KBW's or the combined company's respective business relationships, operating results and business generally; (7) the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; (8) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (9) the challenges of maintaining and increasing revenues on a combined company basis following the close of the merger; (10) diversion of management's attention from ongoing business concerns; (11) general competitive, economic, political and market conditions and fluctuations; (12) actions taken or conditions imposed by the United States and foreign governments; (13) adverse outcomes of pending or threatened litigation or government investigations; (14) the impact of competition in the industries and in the specific markets in which the Company and KBW, respectively, operate; and (15) other factors that may affect future results of the combined company described in the section entitled "Risk Factors" in the proxy statement/prospectus to be mailed to KBW's shareholders and in the Company's and KBW's respective filings with the U.S. Securities and Exchange Commission ("SEC") that are available on the SEC's web site located at www.sec.gov, including the sections entitled "Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and "Risk Factors" in KBW's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Additional Information

In connection with the proposed Merger, the Company filed a registration statement on Form S-4 that also constitutes a prospectus of the Company and other relevant documents relating to the acquisition of KBW with the SEC. The registration statement on Form S-4 includes a proxy statement of KBW, and the final proxy statement/prospectus will be mailed to shareholders of KBW. The Company and KBW shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that is part of the registration statement, because they contain important information about the Company, KBW and the proposed transaction. Investors and securityholders can obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about the Company and KBW, without charge, at the SEC's website (www.sec.gov). Free copies of the Company's filings also may be obtained by directing a request to the Company's Investor Relations by phone to (314) 342-2000, in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102, by email to investorrelations@stifel.com or at Stifel's website (www.stifel.com). Free copies of KBW's filings also may be obtained by directing a request to KBW's Investor Relations by phone to (866) 529-2339, in writing to KBW, Inc., Attn: Alan Oshiki, c/o King Worldwide Investor Relations, 48 Wall Street, 32nd Floor, New York, New York 10005, or by email to kbw.inv.relations@kbw.com.

Proxy Solicitation

The Company, KBW and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of KBW with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, is set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.   Information regarding Stifel's directors and executive officers is also available in the Company's definitive proxy statement for its 2012 Annual Meeting of Shareholders filed with the SEC on April 20, 2012.  Information regarding KBW's directors and executive officers is also available in KBW's definitive proxy statement for its 2012 Annual Meeting of Shareholders filed with the SEC on April 27, 2012.  These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at KBW and Stifel Financial Corp.